                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549





                                   FORM 11-K
                                 ANNUAL REPORT


        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 1995




                         AMCORE FINANCIAL SECURITY PLAN
                            (Full title of the plan)


                             AMCORE FINANCIAL, INC.
          (Name of issuer of the securities held pursuant to the plan)


                       501 Seventh Street, P.O. Box 1537
                         Rockford, Illinois 61110-0037
                    (address of principal executive office)

                         AMCORE FINANCIAL SECURITY PLAN


ITEM 1.  CHANGES IN THE PLAN

Forms S-8 Registration Statement under the Securities Act of 1933 filed with the Securities and Exchange Commission on November 26, 1986, contained detailed information concerning the AMCORE Financial Security Plan (Plan). On November 16, 1994, the Plan was amended to comply with certain provisions of the Unemployment Compensation Act of 1992 and the Revenue Reconciliation Act of 1993. The Plan was also amended to eliminate the minimum hour requirement necessary to share in employer contributions, update the hardship loan provisions, and add the option for participants to invest their contributions in AMCORE Financial, Inc. Common Stock, among other things.

ITEM 2.  CHANGES IN INVESTMENT POLICY

There has been no change in the investment policy during 1995.

ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

Employer contributions made from 1991 through 1995 were $1,425,076, $2,212,586, $2,351,233, $2,030,820 and $2,232,782, respectively.

ITEM 4.  PARTICIPATING EMPLOYEES

There was a total of 1,265 employees eligible to participate in the Plan at December 31, 1995.

ITEM 5.  ADMINISTRATION OF THE PLAN

(a) The Plan is administered by AMCORE Financial, Inc. (Company). The Company's duties as Plan Administrator are overseen by the AMCORE Financial Security Plan Advisory Committee (Advisory Committee).

(b)  Members of the Advisory Committee receive no compensation from the Plan.

ITEM 6.  CUSTODIAN OF INVESTMENTS

(a) The amounts deposited by participants and contributed by the Company are invested by AMCORE Trust Company (ATC) as Trustee of the Plan and, in that capacity, ATC has custody of the Plan assets. ATC, a trust institution, is located at 501 Seventh Street, P.O. Box 1537, Rockford, Illinois 61110-0037.

(b)  There was no compensation paid by the Plan to ATC as trustee during 1995.

(c) ATC is named insured under the Company's Financial Institution Bond in the amount of $15,000,000, which covers, among other things, loss through dishonest or fraudulent acts of employees and loss of property through robbery, theft or forgery. It also maintains a Fiduciary Responsibility Insurance Policy in the amount of $3,000,000, which specifically covers ATC's fiduciary responsibility as Trustee and Custodian of the Plan.

ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

Each of the Plan's participants receive a written report of the amount of their deposit account and their respective company's contribution account as of the close of each quarterly valuation period. These reports show the participant's opening balance, their deposits, the Company's contribution on their behalf, changes in value resulting from income, investment gains and losses, transfers, withdrawals, and the balance as of the end of the period with respect to their interest in each of the investment funds. In the report for the quarter ended December 31st of each year, the participant is advised of the amount of the Company's discretionary profit sharing contribution paid for that year, if any.

ITEM 8.  INVESTMENT OF FUNDS

(a) All of the securities and mutual fund units purchased by ATC, as trustee of the Plan, are traded net of commissions. Consequently, total brokerage commissions attributable to the Plan are not determinable.

(b) The Plan's trustee from time to time selects brokers and dealers to execute transactions because of research services provided. Other factors, such as obtaining the best price for a particular transaction and the overall quality and reliability of the brokerage services made available, also affect the selection of brokers and dealers. Since commissions paid by the Plan trustee are individually negotiated in accordance with these several variables, with only an indeterminate portion allocable to Plan securities, the amount of transactions and related commissions attributable to research services on behalf of the Plan are not determinable.

ITEM 9.  FINANCIAL STATEMENTS AND EXHIBITS

                                                                                                   Page
                                                                                                   ----
INDEPENDENT AUDITOR'S REPORT                                                                       F-1

FINANCIAL STATEMENTS

      Statements of Net Assets Available for Benefits                                           F-2 to F-4
      Statements of Changes in Net Assets Available for Benefits                                F-5 to F-8
      Notes to Financial Statements                                                             F-9 to F-14

SCHEDULES

      Schedule of Investments Owned - Combined Funds                                           F-15 to F-17

ACCOUNTANT'S CONSENT                                                                               F-18

                     [MCGLADREY & PULLEN, LLP LETTERHEAD]




                          INDEPENDENT AUDITOR'S REPORT


To the Trustee and Participants
AMCORE Financial Security Plan
Rockford, Illinois

We have audited the accompanying statements of net assets available for benefits (with fund information) of AMCORE Financial Security Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits (with fund information) for each of the three years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AMCORE Financial Security Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the three years ended December 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments owned-combined funds is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits are presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Rockford, Illinois
March 8, 1996

 AMCORE FINANCIAL SECURITY PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION) DECEMBER 31, 1995



                                                                         Participant Directed Funds
                                                     ----------------------------------------------

                                                        Current         Bond Fund      Common Stock
                                                      Return Fund                          Fund
                                                     ----------------------------------------------
 ASSETS
  Investments, at fair value:
    Common stock of AMCORE Financial, Inc.
     363,624 shares, cost $5,241,497                     $        -      $        -    $         -
    AMCORE Bank N.A., Rockford Common
     Trust Funds                                                  -                              -
    Corporate bonds and notes                                     -          82,487              -
    Money market deposits                                 5,035,046          33,336        168,704
    Mutual funds                                                  -       7,110,525     18,267,442
    Participants' notes                                      40,051               -              -
                                                     ----------------------------------------------
            TOTAL INVESTMENTS                             5,075,097       7,226,348     18,436,146
                                                     ----------------------------------------------

 Receivables:
    Employer contributions                                  187,073         282,266        735,128
    Accrued interest and dividends                           24,984             681          9,028
    Other                                                     1,957           4,886         19,926
                                                     ----------------------------------------------
            TOTAL RECEIVABLES                               214,014         287,833        764,082
                                                     ----------------------------------------------

            TOTAL ASSETS                                  5,289,111       7,514,181     19,200,228
                                                     ----------------------------------------------
 LIABILITIES
    Accrued expenses                                          1,456               -            342
                                                     ----------------------------------------------

 NET ASSETS AVAILABLE FOR BENEFITS                       $5,287,655      $7,514,181    $19,199,886
                                                     ==============================================


See Notes to Financial Statements.

                                                   Non-Participant
                                                    Directed Funds
    ---------------------------------------         ----------
                                                      Employer
                        AMCORE                        Matching
     Stable Asset    Common Stock      Loan         Contribution
         Fund            Fund          Fund          Stock Fund        Total
    ---------------------------------------         ----------     -----------
    $        -      $1,220,953      $     -         $6,142,433     $ 7,363,386

     6,698,257               -            -                  -       6,698,257
             -               -            -                  -          82,487
        15,361          27,590        2,262            234,501       5,516,800
             -               -                               -      25,377,967
             -               -       16,689                  -          56,740
    ---------------------------------------         ----------     -----------
     6,713,618       1,248,543       18,951          6,376,934      45,095,637
    ---------------------------------------         ----------     -----------


       211,145          62,393            -                  -       1,478,005
         3,762              39            7                749          39,250
         9,116           3,264            -                 39          39,188
    ---------------------------------------         ----------     -----------
       224,023          65,696            7                788       1,556,443
    ---------------------------------------         ----------     -----------


     6,937,641       1,314,239       18,958          6,377,722      46,652,080
    ---------------------------------------         ----------     -----------




         2,907               -        2,269                  -           6,974
    ---------------------------------------         ----------     -----------
    $6,934,734      $1,314,239      $16,689         $6,377,722     $46,645,106
    =======================================         ==========     ===========

 AMCORE FINANCIAL SECURITY PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION) DECEMBER 31, 1994


                                                                       Participant Directed Funds
                                                                       ---------------------------
                                                        Current                       Common Stock    Stable Asset
                                                      Return Fund      Bond Fund          Fund            Fund
                                                      ------------------------------------------------------------
 ASSETS
   Investments, at fair value:
     Common stock of AMCORE Financial, Inc.
      272,228 shares, cost $3,241,076                   $        -    $        -      $         -      $        -
     AMCORE Bank N.A., Rockford Common
      Trust Funds                                                -             -                -       5,683,200
     Convertible securities                                      -        96,750                -               -
     Corporate bonds and notes                                   -        84,116                -               -
     Corporate stocks - common                                   -             -          136,000               -
     Money market deposits                               3,795,579     1,147,433        1,797,534          36,035
     Mutual funds                                                -     5,723,767       12,240,170               -
     Participants' notes                                    96,643             -                -               -
                                                      ------------------------------------------------------------
             TOTAL INVESTMENTS                           3,892,222     7,052,066       14,173,704       5,719,235
                                                      ------------------------------------------------------------

  Receivables:
    Employer contributions                                 168,437       316,174          698,804         195,231
    Accrued interest and dividends                          20,404         6,709            9,339             135
    Other                                                    7,109        19,512           42,331          23,741
                                                      ------------------------------------------------------------
             TOTAL RECEIVABLES                             195,950       342,395          750,474         219,107
                                                      ------------------------------------------------------------

             TOTAL ASSETS                                4,088,172     7,394,461       14,924,178       5,938,342
                                                      ------------------------------------------------------------

 LIABILITIES
    Accrued expenses                                         6,312         4,397            5,390           1,986
                                                      ------------------------------------------------------------

 NET ASSETS AVAILABLE FOR BENEFITS                      $4,081,860    $7,390,064      $14,918,788      $5,936,356
                                                      ============================================================

                                                  Non-Participant
                                                  Directed Funds
                                                -----------------
                                                     Employer
                                                     Matching
                                                   Contribution
                                                    Stock Fund           Total
                                                 --------------      -----------
 ASSETS
   Investments, at fair value:
     Common stock of AMCORE Financial, Inc.
      272,228 shares, cost $3,241,076               $5,104,275      $ 5,104,275
     AMCORE Bank N.A., Rockford Common
      Trust Funds                                            -        5,683,200
     Convertible securities                                  -           96,750
     Corporate bonds and notes                               -           84,116
     Corporate stocks - common                               -          136,000
     Money market deposits                             210,378        6,986,959
     Mutual funds                                            -       17,963,937
     Participants' notes                                     -           96,643
                                                 --------------      -----------
             TOTAL INVESTMENTS                       5,314,653       36,151,880
                                                 --------------      -----------
  Receivables:
    Employer contributions                                   -        1,378,646
    Accrued interest and dividends                         636           37,223
    Other                                                   65           92,758
                                                 --------------      -----------
             TOTAL RECEIVABLES                             701        1,508,627
                                                 --------------      -----------

             TOTAL ASSETS                            5,315,354       37,660,507
                                                 --------------      -----------
 LIABILITIES
    Accrued expenses                                        85           18,170
                                                 --------------      -----------
 NET ASSETS AVAILABLE FOR BENEFITS                  $5,315,269      $37,642,337
                                                 ==============      ===========


See Notes to Financial Statements.

 AMCORE FINANCIAL SECURITY PLAN
 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 (WITH FUND INFORMATION)
 YEAR ENDED DECEMBER 31, 1995




                                                                         Participant Directed Funds
                                                     ----------------------------------------------

                                                        Current                        Common Stock
                                                      Return Fund       Bond Fund          Fund
                                                     ----------------------------------------------
 Investment income:
   Realized gain (loss) on sale of investments       $        -      $   (70,654)   $   103,365
   Appreciation (depreciation) in fair value
    of investments                                            -          632,378      4,069,355
   Interest                                             270,677           12,183          7,069
   Dividends:
    AMCORE Financial, Inc.                                    -                -              -
    Other                                                     -          361,479        485,038
 Contributions:
   Employer                                             187,073          282,266        735,128
   Participants:
     Payroll withholding                                 87,377          147,981        379,357
     Rollovers                                          293,542          230,322        476,729
 Other                                                    1,777            1,100          1,238
                                                     ----------------------------------------------
           TOTAL ADDITIONS                              840,446        1,597,055      6,257,279
                                                     ----------------------------------------------

 Benefits paid                                          537,467          299,330        595,598
 Other                                                    1,456                -              -
                                                     ----------------------------------------------
           TOTAL DEDUCTIONS                             538,923          299,330        595,598
                                                     ----------------------------------------------

           NET INCREASE PRIOR TO INTERFUND
               TRANSFERS                                301,523        1,297,725      5,661,681

 Interfund transfers                                    904,272       (1,173,608)    (1,380,583)
                                                     ----------------------------------------------

           NET INCREASE                               1,205,795          124,117      4,281,098

 Net assets available for benefits:
   Beginning of year                                  4,081,860        7,390,064     14,918,788
                                                     ----------------------------------------------

   End of year                                       $5,287,655      $ 7,514,181    $19,199,886
                                                     ==============================================





See Notes to Financial Statements.

                                                   Non-Participant
                                                   Directed Funds
 ---------------------------------------           --------------
                                                      Employer
                     AMCORE                           Matching
  Stable Asset    Common Stock      Loan            Contribution
      Fund            Fund          Fund             Stock Fund       Total
 ---------------------------------------            ------------      -----
 $  415,346    $   10,100        $     -          $  149,346    $   607,503

     25,771        (8,989)             -             267,680      4,986,195
     15,129         3,042          1,178               6,478        315,756

          -        35,838              -             177,355        213,193
          -             -              -                   -        846,517

    211,144        62,393              -             754,778      2,232,782

    107,828        32,235              -                   -        754,778
    297,003        79,535              -                   -      1,377,131
     25,939           342              -                   -         30,396
 ---------------------------------------          ----------    -----------
  1,098,160       214,496          1,178           1,355,637     11,364,251
 ---------------------------------------          ----------    -----------

    628,838         5,303              -             293,158      2,359,694
        306             -              -                  26          1,788
 ---------------------------------------          ----------    -----------
    629,144         5,303              -             293,184      2,361,482
 ---------------------------------------          ----------    -----------

    469,016       209,193          1,178           1,062,453      9,002,769
    529,362     1,105,046         15,511                   -              -
 ---------------------------------------          ----------    -----------

    998,378     1,314,239         16,689           1,062,453      9,002,769


  5,936,356             -              -           5,315,269     37,642,337
 ---------------------------------------          ----------    -----------

 $6,934,734    $1,314,239        $16,689          $6,377,722    $46,645,106
 =======================================          ==========    ===========

AMCORE FINANCIAL SECURITY PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(WITH FUND INFORMATION)
Year Ended December 31, 1994

                                                                                                        Non-Participant
                                                            Participant Directed Funds                  Directed Funds
                                    ------------------------------------------------------------------   --------------
                                                                                                           Employer
                                                                                                           Matching
                                  Current Return                         Common Stock   Stable Asset      Contribution
                                     Fund                 Bond Fund         Fund           Fund            Stock Fund       Total
--------------------            ------------------------------------------------------------------------ ------------   ----------
Investment Income:
 Realized gain (loss) on
  sale of investments             $        -             $    (106,616)  $    80,427    $     3,901       $   92,142  $    69,894
 Appreciation (depreciation) in
  fair value of investments                -                  (554,355)      (56,836)       241,154         (305,443)    (675,480)
 Interest                              156,503                  15,912         4,330          3,473            3,761      183,979
Dividends:
 AMCORE Financial, Inc.                   -                       -              -              -            153,606      153,606
 Other                                    -                    393,366       211,547            -              -          604,913
Contributions:
 Employer                              168,437                 316,174       698,804        195,231          652,174    2,030,820
 Participants:
  Payroll withholding                   73,247                 154,833       341,692         82,402            -          652,174
  Rollovers                             10,984                  28,613        73,545         31,671            -          144,813
 Other                                   5,492                  44,673       103,813          2,063              208      156,249
                                ------------------------------------------------------------------------  -----------   ----------
       TOTAL ADDITIONS                 414,663                 292,600     1,457,322        559,895          596,448    3,320,928
                                ------------------------------------------------------------------------  -----------   ----------

Benefits paid                          480,958                 585,998       709,074         87,745          330,599    2,194,374
Trust fees paid                          2,411                   4,397         5,390          1,986            -           14,184
Other                                    3,948                     119           -              -              -            4,067
                                ------------------------------------------------------------------------   ----------   ----------
      TOTAL DEDUCTIONS                 487,317                 590,514       714,464         89,731          330,599    2,212,625
                                ------------------------------------------------------------------------   ----------   ----------
      NET INCREASE (DECREASE)
      PRIOR TO
      INTERFUND TRANSFERS              (72,654)               (297,914)      742,858        470,164          265,849    1,108,303
Interfund transfers                   (471,259)               (432,838)      276,556        627,541             -            -
                               -----------------------------------------------------------------------    ----------   ----------
      NET INCREASE (DECREASE)         (543,913)               (730,752)    1,019,414      1,097,705          265,849    1,108,303
Net assets available for
benefits:
  Beginning of year                  4,625,773               8,120,816    13,899,374      4,838,651        5,049,420   36,534,034
                                ------------------------------------------------------------------------ -----------  -----------

      End of year                 $  4,081,860             $ 7,390,064  $ 14,918,788    $ 5,936,356     $  5,315,269  $37,642,337
                               ==================================================================================================

See Notes to Financial Statements.

AMCORE FINANCIAL SECURITY PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND
INFORMATION)
YEAR ENDED DECEMBER 31,  1993


                                                                        Participant Directed Funds
                                                      -------------------------------------------------------------

                                                         Current                     Common Stock     Stable Asset
                                                       Return Fund      Bond Fund        Fund             Fund
                                                      -------------------------------------------------------------
 Investment income:
   Realized gain on sale of investments               $    3,638      $   31,664    $   215,091     $      467
   Appreciation in fair value of investments                   -          38,464        307,892        169,048
   Interest                                              111,942         403,324          7,521          7,549
   Dividends:
     AMCORE Financial, Inc.                                    -               -              -              -
     Other                                                     -               -        288,958              -
 Contributions:
   Employer                                              254,411         396,371        850,008        223,854
   Participants:
     Payroll withholding                                  98,210         149,055        310,425         68,899
     Rollovers                                           399,232       2,354,070      1,889,790      1,413,425
 Other                                                    11,004          15,633          9,477          2,532
                                                      -------------------------------------------------------------
         TOTAL ADDITIONS                                 878,437       3,388,581      3,879,162      1,885,774

 Benefits paid                                           396,137         123,993        258,129        114,461
                                                      -------------------------------------------------------------
         NET INCREASE PRIOR TO INTERFUND
            TRANSFERS                                    482,300       3,264,588      3,621,033      1,771,313
 Interfund transfers                                    (669,004)        111,996        438,210        118,798
                                                      -------------------------------------------------------------
         NET INCREASE (DECREASE)                        (186,704)      3,376,584      4,059,243      1,890,111

 Net assets available for benefits:
   Beginning of year                                   4,812,477       4,744,232      9,840,131      2,948,540
                                                      -------------------------------------------------------------
   End of year                                        $4,625,773      $8,120,816    $13,899,374     $4,838,651
                                                      =============================================================

                                                        Non-Participant
                                                        Directed Funds
                                                       ----------------
                                                          Employer
                                                          Matching
                                                        Contribution
                                                         Stock Fund         Total
                                                       ----------------    -------
  Investment income:
   Realized gain on sale of investments                  $   11,603     $   262,463
   Appreciation in fair value of investments              1,157,812       1,673,216
   Interest                                                   3,015         533,351
   Dividends:
     AMCORE Financial, Inc.                                 111,017         111,017
     Other                                                        -         288,958
 Contributions:
   Employer                                                 626,589       2,351,233
   Participants:
     Payroll withholding                                          -         626,589
     Rollovers                                                    -       6,056,517
 Other                                                          157          38,803
                                                       ----------------------------
         TOTAL ADDITIONS                                  1,910,193      11,942,147

 Benefits paid                                              123,577       1,016,297
                                                       ----------------------------
         NET INCREASE PRIOR TO  INTERFUND
            TRANSFERS                                     1,786,616      10,925,850
 Interfund transfers                                              -               0
                                                       ----------------------------
         NET INCREASE (DECREASE)                          1,786,616      10,925,850

 Net assets available for benefits:
   Beginning of year                                      3,262,804      25,608,184
                                                       ----------------------------

   End of year                                           $5,049,420     $36,534,034
                                                       ============================

See Notes to Financial Statements.

AMCORE FINANCIAL SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

Valuation of investments: If available, quoted market prices are used to value investments. The amounts shown in Note 3 for securities that have no quoted market price represent estimated fair value. Participants' notes are valued at face value. Investments in AMCORE Bank N.A., Rockford common trust funds are valued at net asset value which is determined based on the fair value of the underlying investments.

Security transactions are accounted for on a trade date basis. Realized gains and losses are computed based on the first-in, first-out cost of securities sold. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

Payment of benefits:  Benefits are recorded when paid.

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2.  PLAN DESCRIPTION

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of AMCORE Financial, Inc. and participating subsidiaries who have completed one year of service and have reached the age of 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Participants may contribute up to three percent of their annual wages on a pre-tax basis. The employer will match the participants' contributions with cash which is to be used to purchase AMCORE Financial, Inc. common stock.

The employer contributes three percent of the participant's annual wages each year to a basic retirement account; these funds are set aside for retirement and, therefore, are not available for participant loans. At the discretion of the Board of Directors, the employer may make additional contributions to the plan; this contribution may not exceed six percent of the participants' annual wages.

Participant accounts: Each participant's account is credited with the participant's contributions and an allocation of (a) the Employer's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The plan provides for a maximum contribution to a participant's account in any plan year of the lesser of $30,000 or 25% of the participant's compensation.

Payment of benefits: On termination of service, a participant may select one of several payment options. Withdrawals by a participant are fully taxable, except for the return of after tax contributions, if any.

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 2.  PLAN DESCRIPTION (CONTINUED)

Vesting: Participants are immediately vested in their employee deferred (401(k)), rollover, and voluntary (after tax) contributions plus actual earnings thereon. Vesting in the employer's matching basic retirement and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100 percent vested after four years of credited service.

Investment funds: The assets of the Plan are segregated and maintained in seven separate fund accounts consisting of the Current Return Fund, Bond Fund, Common Stock Fund, Stable Asset Fund, AMCORE Common Stock Fund, Loan Fund, and Employer Matching Contribution Stock Fund. Participants have the option to invest their account balance and contributions to their respective account in all of these funds except the Loan Fund and the Employer Matching Contribution Stock Fund, in increments of five percent of their participating balance. Participants also have the option to change the allocation of their individual participant's balance quarterly.

The Plan provides that fund assets be invested as follows:

    Current Return Fund investments consist of U.S. government obligations, bonds, debentures, commercial paper, bankers' acceptances, bank certificates of deposit, savings instruments and mutual funds that invest in all of the aforementioned securities.

    Bond Fund investments consist of U.S. government obligations, bonds, debentures, commercial paper, bankers' acceptances, mortgages, savings instruments which mature beyond one year, and mutual funds that invest in all of the aforementioned securities.

    Common Stock Fund investments consist primarily of equity securities and mutual funds that invest primarily in equity securities.

    Stable Asset Fund investments consist primarily of high quality fixed and variable rate insurance company contracts and common trust funds, as well as short term investments. The Plan provides that a minimum of fifty percent of assets of this fund can be liquidated in 30 days and the remainder within 12 months.

    AMCORE Common Stock Fund (which was started during 1995) consists solely of AMCORE Financial, Inc. common stock. The employees have voting rights in all shares. Assets are held in a money market fund until the stock is purchased.

    Employer Matching Contribution Stock Fund consists solely of AMCORE Financial, Inc. common stock. The employees have voting rights in all shares. Assets are held in a money market fund until the stock is purchased. The employer contributes to this fund in an amount equal to the pre-tax contributions made each pay period since the preceding accounting date by participants in the Plan.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 2.     PLAN DESCRIPTION (CONTINUED)

The number of participants in each fund is as follows:

                                                                                 December 31,
                                                                            -------------------
                                                                               1995      1994
                                                                            -------------------
           Current Return Fund                                                  480       398
           Bond Fund                                                            789       715
           Common Stock Fund                                                  1,059       878
           Stable Asset Fund                                                    493       327
           AMCORE Common Stock Fund                                             468         -
           Employer Matching Contribution Stock Fund                          1,232     1,000
           Loan Fund                                                              7         -
                                                                            -------------------
           Total Plan participants                                            1,265     1,067
                                                                            ===================



The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

NOTE 3.     INVESTMENTS

The Plan's investments are stated at fair value at December 31, 1995 and 1994. Individual investments that represent five percent or more of the Plan's net assets are separately identified.


                                                                           1995            1994
                                                                      ---------------------------
 Investments at fair value as determined by quoted
   market price:
   AMCORE Financial, Inc. common stock                                 $ 7,363,386    $ 5,104,275
   Convertible securities                                                        -         96,750
   Corporate bonds and notes                                                82,487         84,116
   Corporate stocks - common                                                     -        136,000
   Mutual Funds:
    AMCORE Vintage Fixed Total Return Fund                               7,110,525              -
    AMCORE Vintage Fixed Income Fund                                             -      5,723,767
    AMCORE Vintage Equity Fund                                          18,267,442     12,240,170
   Money Market deposits:
    AMCORE Vintage United States Government Obligations                  5,516,800      6,986,959
                                                                      ---------------------------
                                                                        38,340,640     30,372,037
                                                                      ---------------------------
 Investments at estimated fair value:
   Common Trust Funds of AMCORE Bank N.A., Rockford:
    AMCORE Stable Asset Fund                                             6,698,257      5,683,200
 Participants' notes at principal amount                                    56,740         96,643
                                                                      ---------------------------
                                                                         6,754,997      5,779,843
                                                                      ---------------------------
             TOTAL INVESTMENTS                                         $45,095,637    $36,151,880
                                                                      ===========================



NOTES TO FINANCIAL STATEMENTS

The net realized gain (loss) on disposition of investments was computed as follows:


                                                                                                             Employer
                                                                                       AMCORE                Matching
                               Current                     Common      Stable Asset    Common      Loan    Contribution  Combined
                             Return Fund    Bond Fund    Stock Fund        Fund      Stock Fund    Fund     Stock Fund     Funds
                             ------------------------------------------------------------------------------------------------------
Year ended
December 31, 1995
  Proceeds                   $   664,280  $9,030,990   $  4,019,666    $4,876,947   $1,434,962   $17,063   $1,434,190   $21,478,098
  Cost*                          664,280   9,101,644      3,916,301     4,461,601    1,424,862    17,063    1,284,844    20,870,595
                             ------------------------------------------------------------------------------------------------------
  Net realized gain (loss)   $        -   $  (70,654)  $    103,365    $  415,346   $   10,100   $    -    $  149,346   $   607,503
                             ======================================================================================================
Year ended
December 31, 1994
  Proceeds                   $ 3,365,557  $3,425,696   $ 5,070,940     $1,589,818           -         -    $1,096,687   $14,548,698
  Cost*                        3,365,557   3,532,312     4,990,513      1,585,917           -         -     1,004,545    14,478,844
                             ------------------------------------------------------------------------------------------------------
  Net realized gain (loss)   $         -  $ (106,616)  $    80,427     $    3,901           -         -    $   92,142   $    69,854
                             ======================================================================================================

Year ended
December 31, 1993
  Proceeds                   $11,958,630  $5,186,131   $11,310,937     $2,854,558           -         -    $  930,526   $32,240,782
  Cost*                       11,954,992   5,154,467    11,095,846      2,854,091           -         -       918,923    31,978,319
                             ------------------------------------------------------------------------------------------------------
  Net realized gain (loss)   $     3,638      31,664       215,091            467           -         -        11,603       262,463
                             ======================================================================================================



The gain realized on sale of AMCORE Financial, Inc.'s common stock for the years ended December 31, 1995, 1994 and 1993 was $159,446, $92,142 and $11,603,
respectively. Proceeds on the sales totalled $423,272, $194,963, and $126,585, repectively, and the cost basis of the stock sold was $263,826, $102,821, and $114,982, repectively.

*Cost represents historical cost on a first-in, first-out basis.

NOTES TO FINANCIAL STATEMENTS

Plan investments are valued at fair value or estimated fair value. The net unrealized appreciation (depreciation) of investments is as follows:


                                                                                                             Employer
                                                                                          AMCORE             Matching
                                    Current                   Common     Stable Asset     Common     Loan  Contribution  Combined
                                  Return Fund   Bond Fund   Stock Fund       Fund       Stock Fund   Fund   Stock Fund     Funds
                                  -------------------------------------------------------------------------------------------------
Year ended December 31, 1995:
  Balance at beginning of year     $            $(501,391)  $    327,056   $774,477    $                   $1,863,198   $ 2,463,340
    Change for the year                           632,378      4,069,355     25,771       (8,989)             267,680     4,986,195
                                  -------------------------------------------------------------------------------------------------
  Balance at end of year           $            $ 130,987   $  4,396,411   $800,248    $  (8,989)    $     $2,130,878   $ 7,449,535
                                  =================================================================================================

Year ended December 31, 1994:
  Balance at beginning of year     $            $  52,964   $    383,892   $533,323                        $2,168,641   $ 3,138,820
    Change for the year                          (554,355)       (56,836)   241,154                          (305,443)     (675,480)
                                  -------------------------------------------------------------------------------------------------
  Balance at end of year           $            $(501,391)  $    327,056   $774,477                        $1,863,198   $ 2,463,340
                                  =================================================================================================

Year ended December 31, 1993:
  Balance at beginning of year     $ 265,957     $ 125,294   $ 2,900,451   $377,538                        $1,058,438   $ 4,727,678
  Realized on conversion of assets  (265,957)     (110,794)   (2,824,451)   (13,263)                          (47,609)   (3,262,074)
    Change for the year                             38,464       307,892    169,048                         1,157,812     1,673,216
                                  -------------------------------------------------------------------------------------------------
  Balance at end of year           $             $  52,964   $   383,892   $533,323    $             $     $2,168,641   $ 3,138,820
                                  =================================================================================================


NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 4.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net income or loss to the date of termination, less any distribution expenses and liquidation costs, shall be distributed proportionately to the participants' accounts and participants will be entitled to receive the value of their accounts.

NOTE 5.  PARTICIPANT LOANS

Participants are eligible to obtain loans from the Plan in the event of financial hardship as defined by the Plan. The loans are limited to the lesser of $50,000 or 50% of the nonforfeitable accrued benefit of the participant under the plan, excluding the participant's accrued benefit attributable to the basic retirement account. Interest on loans in the Current Return Fund is charged at the prime rate of interest of AMCORE Bank N.A., Rockford in effect as of the first day of each calendar quarter. Participants loans in the Loan Fund are charged interest at a rate which is based on prime at loan date and is fixed for the life of the loan. The loans are collateralized by the participants' vested interest in the plan. All new loans to participants are accounted for in the Loan Fund.

NOTE 6.  ROLLOVERS

A subsidiary of AMCORE Financial, Inc. AMCORE Bank, Aledo, began participating in the Plan during the year ended December 31, 1995. Plan assets of $714,210 from the bank's prior retirement plans were rolled into the Plan. Certain other subsidiaries of AMCORE Financial, Inc. also began participating in the Plan during the years ended December 31, 1995, 1994, and 1993. New employees may also roll over a distribution from a plan of a previous employer.

NOTE 7.  INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Employer by letter dated April 28, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8.  FORFEITED ACCOUNTS

As of December 31, 1995 and 1994, forfeited nonvested accounts totalled $13,170 and $22,589, respectively. These amounts have been reallocated to remaining participants based on eligible compensation.

NOTE 9.  EXPENSES

Trust fees of $14,184 were paid by the Plan for the year ended December 31, 1994. During 1995, these fees were refunded to the Plan. All costs of administering the plan were borne by the employer.

 AMCORE FINANCIAL SECURITY PLAN

 COMBINED FUNDS
 SCHEDULE OF INVESTMENTS OWNED
 DECEMBER 31, 1995

                                                                        Fair Value          Cost
                                                                      -----------------------------
                    CORPORATE STOCKS - COMMON
                    -------------------------
       Units
     ---------
                    EMPLOYER MATCHING CONTRIBUTION
                    ------------------------------
                     STOCK FUND
                     ----------
       303,330      AMCORE Financial, Inc.                               $6,142,433     $4,011,555

                    AMCORE COMMON STOCK FUND
                    ------------------------

        60,294      AMCORE Financial, Inc.                                1,220,953      1,229,942
                                                                      -----------------------------

                                                                         $7,363,386     $5,241,497
                                                                      =============================

                  AMCORE BANK N.A., ROCKFORD-
                  ---------------------------
                    COMMON TRUST FUNDS
                    ------------------
       Units
    -----------
                    STABLE ASSET FUND
                    -----------------

       413,984      AMCORE Stable Asset Fund                             $6,698,257     $5,898,009
                                                                      =============================

                    CORPORATE BONDS AND NOTES
                    -------------------------
 Principal Amount
 ----------------
                    BOND FUND
                    ---------
        80,000      Dixon, Illinois Central Business District Tax
                    Increment, 9.625%, due December 1, 1996              $   82,487     $   81,741
                                                                      =============================


p


 AMCORE FINANCIAL SECURITY PLAN

 COMBINED FUNDS
 SCHEDULE OF INVESTMENTS OWNED
 DECEMBER 31,  1995



       Units                                                            Fair Value          Cost
    ------------                                                   ---------------------------------
                                  MONEY MARKET DEPOSITS
                                  ---------------------


                    CURRENT RETURN FUND
                    -------------------


    5,035,046      AMCORE Vintage United States                     $    5,035,046   $  5,035,046
                   Government Obligations                          ---------------------------------




                    BOND FUND
                    ---------


       33,336       AMCORE Vintage United States
                    Government Obligations                                  33,336        33,336
                                                                       -----------------------------


                    COMMON STOCK FUND
                    -----------------


      168,704      AMCORE Vintage United States
                   Government Obligations                                  168,704       168,704
                                                                       ------------------------------


                    STABLE ASSET FUND
                    -----------------


       15,361       AMCORE Vintage United States
                    Government Obligations                                  15,361        15,361
                                                                       -----------------------------


                    AMCORE COMMON STOCK FUND
                    ------------------------


       27,590       AMCORE Vintage United States                            27,590        27,590
                    Goverment Obligations                               -----------------------------


                    EMPLOYER MATCHING CONTRIBUTION
                    -------------------------------
                    STOCK FUND
                    ----------


      234,501       AMCORE Vintage United States
                    Government Obligations                                 234,501       234,501
                                                                       -----------------------------


                    LOAN FUND
                    ---------


        2,262       AMCORE Vintage United States
                    Government Obligations                                   2,262         2,262
                                                                       -----------------------------




                                                                     $   5,516,800   $ 5,516,800
                                                                     ===============================

 AMCORE FINANCIAL SECURITY PLAN

 COMBINED FUNDS
 SCHEDULE OF INVESTMENTS OWNED
 DECEMBER 31,  1995



                                                                        Fair Value         Cost
                                                                      ------------------------------
                                    MUTUAL FUNDS
                                    ------------
     Units
   --------
                BOND FUND
                ---------
    697,794    AMCORE Vintage Fixed Total Return Fund
                ($10.19 per unit)                                         7,110,525      6,980,284
                                                                      ------------------------------


                STOCK FUND
                ----------



  1,325,649     AMCORE Vintage Equity Fund
                ($13.78 per unit)                                        18,267,442     13,871,031
                                                                     -------------------------------



                                                                      $  25,377,967   $ 20,851,315
                                                                     ===============================



                               PARTICIPANT NOTES
                               -----------------



   Number of
     Loans
    --------

                CURRENT RETURN FUND
                -------------------

        10   Participants, variable rate                           $ 40,051            $ 40,051
                                                                     -------------------------------



                LOAN FUND
                ---------


         7  Participants, fixed rate                                 16,689              16,689
                                                                     -------------------------------


                                                                   $ 56,740            $ 56,740
                                                                   =================================

                              ACCOUNTANT'S CONSENT




We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-10446) under the Securities Act of 1933 of AMCORE Financial, Inc. of our report dated March 8, 1996 on our audits of the financial statements of AMCORE Financial Security Plan as of December 31, 1995 and 1994, and for each of the three years up to the period ended December 31, 1995, and supporting schedule as of December 31, 1995, which is included in the annual report on Form 11-K for the year ended December 31, 1995.


                                                  /s/McGadrey & Pullen, LLP


Rockford, Illinois
March 25, 1996

                                   SIGNATURE


Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                               AMCORE FINANCIAL SECURITY PLAN



                               /s/  John R. Hecht
                               ------------------
                               John R. Hecht
                               Senior Vice President and Chief Financial Officer for AMCORE Financial, Inc., Plan Administrator



Date:  March 29, 1996